UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission file number: 001-41656

Jayud Global Logistics Limited

(Translation of registrant’s name into English)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On June 24, 2025, Jayud Global Logistics Limited (the “Company”) issued a press release announcing that it has received a subsidy from the Shenzhen Transportation Bureau of China for its charter fight operations. This press release is furnished herewith as Exhibit 99.1.

Exhibit Index

Exhibit No.

99.1	Press Release issued on June 24, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2025

Jayud Global Logistics Limited

By:	/s/ Xiaogang Geng
Name	Xiaogang Geng
Title:	Co-Chief Executive Officer

By:	/s/ Alan Tan Khim Guan
Name	Alan Tan Khim Guan
Title:	Co-Chief Executive Officer

3